Rule 12g3-2(b) File No. 82/5168

02 NOV 12 AM 11:05

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

02055806

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

6 November, 2002

Orange S.A
Rule 12g3-2(b) File No. 82/5168

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Isabelle Dubois-Denis
Secretariat Executive

11/18

Enclosures: - Consolidated financial statements, Orange – As at and for the periods ended 30 June 2002, 30 June 2001 and 31 December 2001
- Orange SA Six month period ended 30 June 2002 - Report of the Statutory Auditors on the Consolidated Interim Financial Statements

...e au capital de 4.814.562.890 € - RCS Paris 388 356 792

Consolidated financial statements

Orange

As at and for the periods ended 30 June 2002, 30 June 2001 and 31 December 2001

ORANGE – CONSOLIDATED INCOME STATEMENTS

In millions of euro (except data per share)	Note	Six Months Ended 30 June		Year Ended 31 December
		2002	2001	2001
		(unaudited)		
Turnover	3	8,059	7,082	15,087
Cost of sales		(2,814)	(2,773)	(5,815)
Selling, general and administrative expenses		(2,929)	(2,662)	(5,942)
Research and development expenses		(12)	(13)	(42)
EBITDA		**2,304**	**1,634**	**3,288**
Depreciation and amortisation (excluding goodwill)	6, 7	(1,059)	(815)	(1,848)
Operating income/(loss)		**1,245**	**819**	**1,440**
Interest income (expenses), net		(197)	(219)	(420)
Foreign exchange gains/(losses)		(15)	5	(18)
Other non-operating expenses, net		(1)	(14)	(12)
Equity in net loss of affiliates (excluding goodwill amortisation)	8	(207)	(316)	(604)
Income before tax, goodwill amortisation and minority interests		**825**	**275**	**386**
Income taxes	5	(382)	(411)	(684)
Income/(loss) before goodwill amortisation and minority interests		**443**	**(136)**	**(298)**
Goodwill amortisation	6, 8	(157)	(322)	(556)
Minority interests	14	(68)	(42)	(32)
INCOME/(LOSS) BEFORE EXCEPTIONAL IMPAIRMENT CHARGE		**218**	**(500)**	**(886)**
Exceptional impairment charge	6, 8	(1,080)	-	(3,635)
NET LOSS		**(862)**	**(500)**	**(4,521)**
Basic and diluted net income/(loss) before exceptional impairment charge per share		*0.05*	*(0.10)*	*(0.18)*
Net income/(loss) per share		*(0.18)*	*(0.10)*	*(0.94)*
Diluted net income/(loss) per share		*(0.18)*	*(0.10)*	*(0.94)*

ORANGE – CONSOLIDATED BALANCE SHEETS

In millions of euro	*Note*	*As at 30 June 2002*	*As at 31 December 2001*
ASSETS		*(unaudited)*	
Goodwill, net	**6**	3,650	3,804
Intangible assets, net (excluding goodwill)	**6**	8,492	8,903
Property, plant and equipment, net	**7**	9,827	9,768
Investments accounted for under the equity method	**8**	3,582	4,897
Non consolidated investments	**9**	354	344
Other long term assets	**19**	214	6
Deferred income taxes	**5**	142	476
Total long-term assets		**26,261**	**28,198**
Inventories	**17**	221	184
Trade accounts receivable, less allowances	**17, 18**	3,410	2,909
Deferred income taxes	**5**	214	92
Prepaid expenses and other current assets	**18**	1,146	1,440
Cash and cash equivalents	**10**	650	754
Total current assets		**5,641**	**5,379**
TOTAL ASSETS		**31,902**	**33,577**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	**15**	**17,415**	**18,830**
Minority interests	**14**	**207**	**142**
Long-term debt, less current portion	**10**	3,206	3,900
UMTS vendor financing, less current portion	**11**	513	234
Other long-term liabilities	**5, 13**	269	284
Total long-term liabilities		**3,988**	**4,418**
Current portion of long-term debt, bank overdrafts and other short-term borrowings	**10**	3,589	3,056
Trade accounts payable		4,157	4,391
Accrued expenses and other current liabilities	**10**	2,033	2,279
Deferred income taxes	**5**	39	53
Deferred income		474	408
Total current liabilities		**10,292**	**10,187**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**31,902**	**33,577**

ORANGE – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In millions of euro (except number of shares)	*Number of shares issued*	*Share capital*	*Additional paid-in capital*	*Retained earnings*	*Foreign currency translation adjustment*	*Total Shareholders' equity*
Balance at 1 January 2001	**4,801,915,818**	**4,802**	**60,392**	**(42,711)**	**16**	**22,499**
Net loss for the year	-	-	-	(4,521)	-	(4,521)
Increase in capital	12,647,072	13	83	-	-	96
Translation adjustment	-	-	-	-	176	176
Other changes	-	-	-	580	-	580
Balance at 31 December 2001	**4,814,562,890**	**4,815**	**60,475**	**(46,652)**	**192**	**18,830**
Net loss for the six-month period ended 30 June 2002	-	-	-	(862)	-	(862)
Increase in capital	-	-	-	-	-	-
Translation adjustment	-	-	-	-	(561)	(561)
Other changes	-	-	-	8	-	8
Balance at 30 June 2002 (unaudited)	**4,814,562,890**	**4,815**	**60,475**	**(47,506)**	**(369)**	**17,415**

See Note 15.

ORANGE – CONSOLIDATED CASH FLOW STATEMENTS

In millions of euro

	Note	Six Months Ended 30 June 2002 (unaudited)	Six Months Ended 30 June 2001 (unaudited)	Year Ended 31 December 2001
OPERATING ACTIVITIES				
Net loss		(862)	(500)	(4,521)
Depreciation and amortisation of property, plant and equipment, intangible assets and goodwill	6, 7, 8	1,216	1,137	2,404
Exceptional impairment charge	6, 8	1,080	-	3,635
Loss/(gain) on disposal of assets		6	17	(17)
Changes in valuation allowances and other provisions		(13)	72	240
Equity in net loss of affiliates (excluding goodwill amortisation)	8	207	316	604
Deferred income taxes	5	57	28	74
Minority interests	14	68	42	32
Other elements		-	-	(3)
Funds generated from operations		**1,759**	**1,112**	**2,448**
Change in other operating assets and liabilities		(140)	(445)	208
Net cash provided by operating activities		**1,619**	**667**	**2,656**
INVESTING ACTIVITIES				
Purchase of property, plant and equipment and intangible assets (excluding UMTS licences and net of movements on fixed assets creditors [1])	6, 7	(1,804)	(1,433)	(3,018)
Purchase of UMTS licences	6	-	(186)	(873)
Cash paid for investment securities and acquired business, net of cash acquired	19	(29)	(546)	(669)
Increase in other long-term assets	19	(259)	-	-
Proceeds from sale of investments and other assets	9, 19	1	534	545
Net cash used in investing activities		**(2,091)**	**(1,631)**	**(4,015)**
FINANCING ACTIVITIES				
Increase/(decrease) in long-term borrowings		(425)	(83)	(251)
Increase /(decrease) in bank overdrafts and short-term borrowings		528	355	(3,631)
Decrease in other liabilities	10, 19	-	(1,082)	(5,960)
Increase in UMTS vendor financing	11	279	-	234
Increase in shareholder's contribution		2	106	104
Net cash (used)/provided by financing activities		**384**	**(704)**	**(9,504)**
(Decrease)/increase in cash and cash equivalents		(88)	(1,668)	(10,863)
Impact of changes in exchange rates on cash and cash equivalents		(16)	6	5
Cash and cash equivalents at beginning of period	10	754	11,612	11,612
Cash and cash equivalents at end of period	10	**650**	**9,950**	**754**

[1]Movements on fixed assets creditors resulted in a cash inflow/(outflow) of euro (310) million for the six-month period ended 30 June 2002 (compared to euro 27 million for the six-month period ended 30 June 2001 and euro 338 million in 2001).

1. DESCRIPTION OF BUSINESS

Orange S.A. ("the Company") is listed on Premier Marché of Euronext Paris and the London Stock Exchange.

The Company, its subsidiaries, jointly controlled entities, associates and investments (together "the Group") offer a broad range of mobile voice and data communications services in France, United Kingdom and in selected markets in continental Europe and in the rest of the world.

Created on 29 December 2000, the Group consists of (i) FTM SA (renamed Orange France S.A. -"Orange France"- in 2001), formed as a result of the transfer of FTM (the mobile division of France Telecom until 31 December 1999) to FTM S.A. on 22 August 2000, with a retroactive legal effect as from 1 January 2000, (ii) the operations of Orange plc, which are mainly located in the United Kingdom and which were acquired by France Telecom from Vodafone group in August 2000 and (iii) France Telecom's operations and investments in a number of European and international subsidiaries, jointly controlled entities, associates and investments.

2. ACCOUNTING POLICIES

The Group's consolidated financial statements are prepared in accordance with French generally accepted accounting principles under Rule 99-02 of the "Comité de la Réglementation Comptable" dated 29 April 1999 and in compliance with the recommendation 99-R-01, dated 18 March 1999, of the "Conseil National de la Comptabilité" in respect of Interim Financial Reporting. The Rule 2000-06 of the "Comité de la Réglementation Comptable" on "liabilities", which was applicable from 1 January 2002, did not result in any material impact for the Group.

The management of the Group believes that the unaudited interim financial information contained in this document presents fairly, in all material respects, the financial position of the Group at 30 June 2002 and the consolidated results and cash flows for the six-month periods ended 30 June 2002 and 30 June 2001.

The interim consolidated accounts must be read in conjunction with the consolidated financial statements as at and for the year ended 31 December 2001, presented in the Document de Référence, which was filed with the "Commission des Opérations de Bourse" (COB) on 22 May 2002, under reference No. R.02-118.

PRESENTATION OF THE FINANCIAL STATEMENTS

- In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortisation, which are shown under two separate headings being "Depreciation and amortisation (excluding goodwill)" and "Goodwill amortisation".
- Gains or losses on disposal of investment securities are recorded under the heading "Other non-operating income (expenses), net".
- The heading" Goodwill amortisation" includes goodwill of all consolidated companies as well as those accounted for using the equity method.
- Exceptional impairment charges are recorded as a result of the review of the value in use of the Group's goodwill and other long- lived assets.
- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.
- The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

CONSOLIDATION PRINCIPLES

The consolidation principles are as follows:

- Subsidiaries which the Company controls either directly or indirectly are fully consolidated.
- Companies in which the Group and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.
- Companies over which the Group exercises significant influence but does not control (generally a

20% to 50% controlling interest) are accounted for under the equity method.

- All material inter-company balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of foreign subsidiaries presented in local currency are translated as follows:

- assets and liabilities are translated at the closing rate,
- items in the consolidated income statement are translated at the average rate for the period,
- the resulting translation adjustment is included as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries within the euro zone have been fixed based on the parities determined on 31 December 1998.

The financial statements of entities which operate in a hyper inflationary environment have been remeasured into their functional currency, prior to converting to euro, using the following method:

- monetary elements of the balance sheet are translated at the closing rate,
- non monetary elements are converted at the historic rate,
- items in the consolidated income statement are translated at the average rate for the period except for depreciation and provision charges and reversals which are translated at the historic rate.
- the resulting translation adjustment is recorded in the consolidated income statement as an exchange gain or loss.

TRANSACTIONS IN FOREIGN CURRENCIES

At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies which are not hedged are recognised in the consolidated income statement of the corresponding period.

REVENUE RECOGNITION

Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services.

Revenues from airtime, roaming and other services are recognised when the service is rendered.

Revenues from sales of telecommunication equipment and connection charges are recognised upon delivery to the customer or activation by the customer, as appropriate.

SUBSCRIBER ACQUISITION AND LOYALTY COSTS

Subscriber acquisition and loyalty costs are expensed as incurred. Subscriber acquisition costs are analysed separately (see Note 3) by:

- subtracting revenue received from handset sales from the total cost of handsets included in "cost of sales",
- and adding this amount to the commissions and rebates paid to distributors, which are included in "selling, general and administrative expenses".

ADVERTISING COSTS

Advertising costs are expensed as incurred.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments, with no capital risk, with maturities generally of three months or less at the time of purchase, and are stated at cost which approximates realisable value.

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE

Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an

individual or statistical evaluation of the risk of non-recovery.

In view of its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries, the Group does not consider itself exposed to a concentration of credit risk.

INVENTORIES

Inventories principally comprise of handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis or using weighted average cost formulae.

PURCHASE ACCOUNTING

Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net" for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which the Group has significant influence.

Goodwill arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition.

The value in use of goodwill is subject to impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognise impairment is assessed with reference to non-discounted cash flows within the economic and operating assumptions used by the management of the Group. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on future cash flows discounted at appropriate rates, taking into account benefits expected at acquisition, such as synergies expected to result from the integration of the business with the Group's operations and the strategic position of the business for the Group.

In accordance with the purchase method of accounting under paragraph 215 of "Comité de la Réglementation Comptable" Rule 99-02, the historical carrying value of the business acquired is reflected in the acquirers' financial statements when the acquisition meets the criteria set out in paragraph 215 (amongst other criteria the acquisition must cover at least 90% of the shares of the company in a single transaction and must be settled through a share issue by the acquirer).

PLANT, PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (i.e. up front payment or present value of future payments if they can be reasonably estimated, as appropriate) and are amortised on a straight-line basis over the period over which the Group expects to benefit from use of the licence, taking into account the likelihood of licence renewal as appropriate. They are amortised from the date of commercialisation of services.

The Orange France UMTS licence has been accounted for in compliance with the statement 2002-B issued by the Emergency Task Force of the "Conseil National de la Comptabilité" on 9 January 2002. Accordingly, the up front fee paid on 30 September 2001 for an amount of euro 619 million was recorded as an intangible asset. An additional variable fee (equaling 1% of Orange France future UMTS turnover) will be payable annually and expensed as incurred.

Subscriber relationships (see Note 6) are not amortised but subject to a regular impairment review on a cash flow basis relating to the subscribers' concentration in Switzerland and in The Netherlands at each closing date (see impairment of long-lived assets).

Plant, property and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

Repairs and maintenance and removal costs are expensed when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives. Main estimated useful lives are as follows:

Analogue and GSM network	5 to 8 years
Buildings and fittings	10 to 30 years
Computer equipment and software excluding network equipment	3 to 5 years
Other	3 to 10 years

Leased assets are recorded as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the Group.

IMPAIRMENT OF LONG-LIVED ASSETS

Plant, property and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

NON CONSOLIDATED INVESTMENTS

Non consolidated investments are stated at cost. An allowance is recorded when the fair value, based upon management's analysis of the specific nature of each investment, is permanently less than carrying value.

DEFERRED INCOME TAXES

Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse.

DEBT ISSUE COSTS

Debt issue costs are deferred and expensed through income over the term of the facility.

RETIREMENT INDEMNITIES

In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their service life and level of compensation upon retirement. The actuarial cost of this unfunded obligation is charged to the consolidated income statement over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated income statement over the average remaining service life of employees.

In England, Orange plc operates a defined contribution pension scheme and funded unapproved retirement benefit schemes for eligible employees. Contributions to these two plans are expensed as incurred.

FINANCIAL INSTRUMENTS

Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

- differences between interest receivable and interest payable on swaps, caps and floors, as well as premiums paid for these operations are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense;

- for forward exchange contracts and currency swaps designated as hedging operations, the initial difference between the negotiated forward rate and the prevailing rate for the day (forward points) is recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense. The gains and losses subsequently generated by these contracts, due to fluctuations in the exchange rate, are recorded as exchange rate corrections resulting from the item hedged;

- the gains and losses resulting from contracts allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation and employee profit sharing.

SHARE BASED COMPENSATION

Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase on the exercise date at the exercise price of the option.

An allowance is recorded on treasury shares acquired by the Group in connection with purchase options granted to employees, whenever their cost is higher than the exercise price of the options.

Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

3. SEGMENT REPORTING

The main changes in the Group consolidation scope, which occurred during the first six months of 2002 and in 2001 are presented in note 23.

The Group operates within the mobile telecommunication sector in four segments identified as follows:

The segment "France" includes mobile telephony within mainland France, the French West Indies and La Réunion as both operator and service provider.

The segment "United Kingdom" includes mobile telephony within the United Kingdom. In the consolidated income statements, all amounts in pounds sterling were converted into euro at the average rates of euro 1.6090, euro 1.6039 and euro 1.6084 per pound sterling for the 6 months to 30 June 2002, 30 June 2001 and for the year ended 31 December 2001 respectively. All pound sterling denominated balance sheet amounts were converted into euro at the applicable period end rates. The change in the sterling to euro translation rate during the 6 month period ended 30 June 2002 resulted in a significant decrease of all pound sterling denominated balance sheet amounts (see Note 15).

The segment "Rest of world" includes mobile telephony in all the other European and International subsidiaries.

The segment "Orange World" includes all the activities related to the development of wirefree multimedia services.

The main operating indicators by segment for the periods presented are as follows:

(in millions of euro, except number of employees)	Six months Ended 30 June 2002	2001	Year ended 31 December 2001
France			
Turnover	3,636	3,177	6,876
EBITDA before SAC's	1,682	1,490	3,105
SAC's	(371)	(373)	(920)
EBITDA	1,311	1,117	2,185
Depreciation and amortisation (1)	(321)	(260)	(561)
Operating income	990	857	1,624
Total plant, property and equipment and intangible assets (2)	3,572	2,802	3,569
Average number of employees (3)	7,860	6,971	6,971
United Kingdom			
Turnover	2,870	2,567	5,337
EBITDAbefore SAC's	1,112	968	1,976
SAC's	(257)	(421)	(699)
EBITDA	855	547	1,277
Depreciation and amortisation (1)	(378)	(277)	(665)
Operating income	477	270	612
Total plant, property and equipment and intangible assets (2)	9,878	10,155	10,330
Average number of employees (3)	11,202	12,856	12,734
Rest of world			
Turnover	1,626	1,372	2,941
EBITDA	334	70	57
Depreciation and amortisation(1)	(356)	(276)	(618)
Operating loss	(22)	(206)	(561)
Equity in net loss of affiliates(1)	(207)	(316)	(601)
Total plant, property and equipment and intangible assets (2)	8,463	7,870	8,536
Investments accounted for under the equity method (2)	3,582	8,420	4,895
Average number of employees (3)	10,674	9,318	9,942
Orange World			
Turnover	-	-	-
EBITDA	(34)	(20)	(41)
Depreciation and amortisation(1)	(4)	(2)	(4)
Operating loss	(38)	(22)	(45)
Equity in net loss of affiliates(1)	-	-	(3)
Total plant, property and equipment and intangible assets (2)	56	253	40
Investments accounted for under the equity method (2)	-	5	2
Average number of employees (3)	414	293	323

(in millions of euro, except number of employees)	Six months Ended 30 June 2002	2001	Year ended 31 December 2001
Reconciling Items			
Turnover – Inter-segment elimination	(73)	(34)	(67)
EBITDA – Operating income/ (loss) – Unallocated corporate costs (4)	(162)	(80)	(190)
Total Group			
Turnover	8,059	7,082	15,087
EBITDA	2,304	1,634	3,288
Depreciation and amortisation (1)	(1,059)	(815)	(1,848)
Operating income/(loss)	1,245	819	1,440
Equity in net loss of affiliates (1)	(207)	(316)	(604)
Total of plant, property and equipment and intangible assets (2)	21,969	21,080	22,475
Investments accounted for under the equity method (3)	3,582	8,425	4,897
Average number of employees (3)	30,150	29,438	29,970

(1) Excluding goodwill amortisation.

(2) Including goodwill.

(3) Average full time equivalents.

(4) Group overheads and other common expenses including management fees from France Telecom amounting to euro 21 million for the 6 months to 30 June 2002 (compared to nil in 2001).

4. PERSONNEL COSTS

(in millions of euro, except employee numbers)	Six months ended 30 June 2002	2001	Year ended 31 December 2001
Average number of employees (1)	30,150	29,438	29,970
Personnel costs:			
Wages and salaries	635	545	1,177
Social charges and other pension related charges	125	117	232
Total	**760**	**662**	**1,409**

(1) Average full time equivalents.

In addition, personnel costs include employee profit-sharing expenses of the French operating entities totalling euro 22 million in the 6 months to 30 June 2002, compared to euro 15 million in the 6 months to 30 June 2001 and euro 33 million in 2001.

Civil servants employed by France Telecom and performing functions for Orange France pursuant to contracts or outsourcing arrangements between France

Telecom and Orange France are included in the Group's average number of employees: they represented 610 average full time equivalents at 30 June 2002, compared to 767 at 30 June 2001 and 707 at 31 December 2001. The related costs incurred by Orange France (primarily arising from the recharge by France Telecom of salaries and social charges) are reflected in the reported personnel costs: they amounted to euro 14 million in the 6 months to 30 June 2002, compared to euro 17 million in the 6 months to 30 June 2001 and euro 32 million in 2001.

As part of the formation of the Group, various incentive plans, such as share option schemes, have been put in place for the employees and management of the Group (see Note 16).

5. INCOME TAXES

The income tax charge is analysed as follows:

	Six months ended 30 June		Year ended 31 December
(in millions of euro)	2002	2001	2001
Current income taxes	(325)	(383)	(610)
Deferred income taxes	(57)	(28)	(74)
Total	**(382)**	**(411)**	**(684)**

Movements in the income tax charge are mainly attributable to Orange France S.A. and to Orange Personal Communications Services Ltd ("OPCS") and also, in the 6 months to 30 June 2002, to Mobistar S.A., Orange S.A. and Orange Romania S.A.

At 30 June 2002, given the foreseeable taxable results of Mobistar S.A. for the following years, a deferred tax asset of euro 58 million was recognised with respect to this company's tax losses carried forward.

From 1 January 2002, Orange S.A. will file a consolidated tax return for all French subsidiaries in which it holds 95% or more of the share capital.

The reconciliation between the income tax expense computed at the French statutory tax rate and the effective income tax expense is as follows:

	Six months ended 30 June		Year ended 31 December
(in millions of euro)	2002	2001	2001
Income tax calculated at the enacted tax rate (1)	**(292)**	**(100)**	**(140)**
Impact of equity in net losses from affiliates	(73)	(115)	(220)
Impact of unused tax losses carried forward and other temporary differences (2)	2	(206)	(378)
Impact of non French tax rates, permanent differences and changes in income tax rate	(19)	10	54
Effective income tax	**(382)**	**(411)**	**(684)**

(1) Enacted income tax rate was 35.43% at 30 June 2002 (36.43% at 30 June 2001 and at 31 December 2001), applied to the (income)/loss before tax, goodwill amortisation, minority interests and exceptional impairment charge.

(2) Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to Note 2). In the 6 months to 30 June 2002, this line also includes the impact arising from the first recognition of a deferred tax asset with respect to the tax losses carried forward of Mobistar S.A. (see above).

The analysis of deferred tax assets and liabilities by nature of temporary differences is as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Deferred tax assets		
Losses carried forward	1,237	1,412
Other deferred tax assets	153	252
Total deferred tax assets	**1,390**	**1,664**
Valuation allowance	(1,034)	(1,096)
Deferred tax assets after valuation allowance	**356**	**568**
Including current deferred tax assets	*214*	*92*
Including long-term deferred tax assets	*142*	*476*
Deferred tax liabilities		
Tax accelerated depreciation	2	54
Other deferred tax liabilities	37	38
Deferred tax liabilities	**39**	**92**
Including current deferred tax liabilities	*39*	*53*
Including long-term deferred tax liabilities	-	*39*

The long-term deferred tax assets mainly relate to OPCS and Mobistar S.A. at 30 June 2002 and are expected to be utilised within a period of 5 years. The decrease in long-term deferred tax assets compared to 31 December 2001 mainly relates to the partial reclassification of OPCS's deferred tax assets from long-term to current portion, partially offset by the reversal of the valuation allowance in respect of the long-term deferred tax assets of Mobistar S.A.

6. INTANGIBLE ASSETS

	At 30 June 2002			At 31 December 2001
(in millions of euro)	**Cost**	**Amortisation**	**Net book value**	**Net book value**
UMTS licences	7,652	-	7,652	8,078
Goodwill	4,284	(634)	3,650	3,804
Licences, patents and access rights	806	(230)	576	550
Subscriber relationship	194	-	194	193
Other intangibles	105	(35)	70	82
Total	**13,041**	**(899)**	**12,142**	**12,707**

Acquisitions of intangible assets (excluding UMTS licences) amount to euro 94 million for the 6 months to 30 June 2002.

UMTS licences

UMTS licences can be detailed as follows at 30 June 2002:

(in millions of euro)	**Date of award**	**Local and legacy currency**	**Value in local and legacy currency**	**Euro equivalent**
Orange 3G Ltd	September 2000	GBP	4,095	6,304
Dutchtone N.V.	July 2000	NLG	960	436
Orange Communications S.A.	December 2000	CHF	55	38
Mobistar S.A.	March 2001	BEF	6,051	150
Orange France S.A.	August 2001	FRF	4,060	619
Orange A/S	September 2001	DKK	779	105
Total				**7,652**

As described in Note 2, UMTS licences will be amortised as from the date of commercialisation of services.

In June 2002, the Group was awarded one of the four UMTS licences offered by the government of Luxembourg for a fixed term of 15 years. Under the terms of the licence, commercial operations are required to begin by 2003 and must cover 95% of the population by August 2003. The Group has paid an initial application fee of euro 60,000 and will pay a small spectrum management fee along with an annual licence fee of 0.2% of UMTS turnover or a minimum of euro 200,000.

Goodwill

The table below presents the net book value of goodwill of fully consolidated companies:

	Net book value	
(in millions of euro)	**At 30 June 2002**	**At 31 December 2001**
Orange Communications S.A.	1,517	1,534
Dutchtone N.V.	1,142	1,173
Orange Romania S.A.	538	626
Orange Slovensko A.S.	294	310
Other	159	161
Total (net)	**3,650**	**3,804**

Amortisation of intangible assets, excluding goodwill, amounts to euro 38 million for the 6 months to 30 June 2002, compared to euro 43 million for the 6 months to 30 June 2001 and euro 90 million in 2001.

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition. In the consolidated income statements, amortisation of goodwill - relating to fully consolidated companies - amounts to euro 97 million for the 6 months to 30 June 2002, compared to euro 130 million for the 6 months to 30 June 2001 and euro 255 million in 2001.

Goodwill arising from the acquisition of Ananova and Wildlife Communications and totaling euro 207 million as at 31 December 2001 was written down to zero at that date. This write-down of euro 207 million is reflected in the line "Exceptional impairment charge" in the 2001 income statement.

Purchase Price Allocation Exercise

In 2001, a purchase price allocation exercise was conducted for Orange Communications S.A. and Dutchtone N.V. in accordance with paragraph 211 of rule

99-02. It resulted in the purchase price (euro 1,468 million for a 57.25% shareholding in Orange Communications S.A. and euro 903 million for a 100% shareholding in Dutchtone N.V.) being allocated to the fair value of subscriber relationship (net book value of euro 177 million for Orange Communications S.A. and euro 17 million for Dutchtone N.V. at 30 June 2002, compared to euro 176 million and euro 17 million respectively at 31 December 2001.) and of GSM licence (net book value of euro 19 million for Orange Communications S.A. at 30 June 2002 and at 31 December 2001).

7. PROPERTY, PLANT AND EQUIPMENT

	At 30 June 2002			At 31 December 2001
(in millions of euro)	Cost	Acc Deprec.	Net book value	Net book Value
Land and buildings	3,530	(1,212)	2,318	2,635
Network equipment	9,728	(3,851)	5,877	5,505
Computer and terminal equipment (excluding network)	2,463	(1,226)	1,237	1,151
Other	790	(395)	395	477
Total	**16,511**	**(6,684)**	**9,827**	**9,768**

Changes in the net book value of property, plant and equipment are as follows:

(in millions of euro)	
Balance at 31 December 2001 (net)	**9,768**
Acquisitions of property, plant and equipment	1,428
Effect of acquisitions and divestitures	(6)
Depreciation expense	(1,021)
Reclassifications	(39)
Translation adjustment	(303)
Balance at 30 June 2002 (net)	**9,827**

Land and buildings include euro 2,222 million of network infrastructure at 30 June 2002, compared to euro 2,155 million at 31 December 2001.

Interest charges capitalised under the value of property, plant and equipment amount to euro 70 million at 30 June 2002, compared to euro 51 million at 31 December 2001.

The net book value of assets under capital leases amounts to euro 864 million at 30 June 2002, compared to euro 1,150 million at 31 December 2001.

Depreciation of property, plant and equipment amounts to euro 1,021 million for the 6 months to 30 June 2002, compared to euro 772 million for the 6 months to 30 June 2001 and euro 1,758 million in 2001.

8. INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments accounted for under the equity method (including goodwill)

	Interest at 30 June 2002 (%)	Net book value	
(in millions of euro)		At 30 June 2002	At 31 December 2001
Wind	*26.6*	3,225	4,456
MobilCom	*28.3*	-	-
BITCO	*49.0*	357	439
Other		-	2
Total		**3,582**	**4,897**

At 30 June 2002, the net book value of goodwill relating to investments accounted for using the equity method amounts to euro 840 million for Wind (compared to euro 1,972 million at 31 December 2001), and euro 284 million for BITCO (compared to euro 310 million at 31 December 2001).

Changes in investments accounted for under the equity method

(in millions of euro)	
Balance at 31 December 2001	**4,897**
Waiver of Wind's shareholder loans	53
Equity in net loss of affiliates	(207)
Goodwill amortisation, before Wind write-down	(60)
Wind write-down	(1,080)
Translation adjustment	(23)
Other changes	2
Balance at 30 June 2002	**3,582**

In June 2002, the Group and its co-shareholder in Wind, ENEL, partially waived their shareholder loans for a total

amount of euro 200 million, of which euro 53 million represent the Group's 26.6% stake (see Note 19).

In light of recent developments, the management of the Group has reconsidered its intention to divest its 26.6% stake in Wind and decided to retain it as a long-term investment. Consequently, the Group reassessed the value in use of its investment based on recent projections prepared by Wind, which the management of the Group considers supportable for assessing the carrying value of its investment at 30 June 2002. These projections have been subject to further review and discussions between the management of Wind and its shareholders as part of Wind's annual business plan process. This reassessment led to a write down of the investment in Wind based on a discounted cash flow approach for an amount of euro 1,080 million, which is reflected as an "Exceptional impairment charge" for the six month period ended 30 June 2002.

Equity in net loss of affiliates (excluding goodwill amortisation)

	Six months ended 30 June		Year ended 31 December
(in millions of euro)	2002	2001	2001
Wind	(155)	(207)	(365)
MobilCom	-	(99)	(178)
BITCO	(52)	(10)	(58)
Other	-	-	(3)
Total	**(207)**	**(316)**	**(604)**

The equity in net loss of Wind reflects the Group's shareholding of 43.4% until 30 July 2001 and a reduced stake of just below 26.6% as from that date, resulting from the contribution of Infostrada to Wind (See Note 23).

In the income statement, goodwill is amortised over a period ranging from 5 to 20 years depending on the nature of the business acquired and the strategic value of each acquisition. Amortisation of goodwill - relating to investments accounted for under the equity method amounts to euro 60 million for the six months to 30 June2002 (compared to euro 192 million for the six months to 30 June 2001 and euro 301 million in 2001).

MobilCom

The prospects of the German wirefree market, with two dominant players and four new entrants, were re-examined by the Group at the end of 2001 and this review led to the following:

- MobilCom goodwill of euro 2,513 million as at 31 December 2001 was written-down to zero,
- The remaining cost of the investment (primarily the Group's share of MobilCom's net assets) of euro 915 million as at 31 December 2001 was fully depreciated.

The write-down of the investment in MobilCom amounting to euro 3,428 million was reflected in the line "Exceptional impairment charge" in the 2001 income statement. The management of the Group considers that this exceptional impairment charge recorded in 2001 translates implicitly a loss of value of the UMTS licence compared to its historic cost.

As of 1 January 2002, the Group discontinued including its share of the net losses of MobilCom in compliance with paragraph 292 of rule 99-02. The investment in MobilCom is reported at nil value, since the Group has not incurred obligations or made payments on behalf of MobilCom to satisfy obligations of MobilCom that the Group would have guaranteed or otherwise committed (see Note 20).

9. NON CONSOLIDATED INVESTMENTS

			At 30 June 2002			At 31 December 2001
(in millions of euro)	Country	Int. %	Gross Value	Provision	Net book value	Net book value
Connect Austria	Austria	17.45	105	-	105	112
Optimus	Portugal	20.2	142	-	142	122
BPL	India	26.0	47	-	47	47
HTG	Germany	100.0	6	-	6	6
Other			62	(8)	54	57
Total			**362**	**(8)**	**354**	**344**

It is the current expectation that the interest in Hutchison Telecom GmbH ("HTG") will be disposed of and it has been accounted for as "non consolidated investment". It is reflected at its equity method carrying value as at 29 December 2000 (the date it was transferred to the Company) in compliance with paragraph 215 of Rule 99-02.

10. BORROWINGS NET OF AVAILABLE CASH

At 30 June 2002, borrowings net of available cash amounted to euro 6,145 million, compared to euro 6,214 million at 31 December 2001. They can be detailed as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Long- term borrowings, less current portion	3,206	3,900
Current portion of long-term borrowings	664	616
Short- term borrowings and bank overdrafts	2,925	2,440
Other liabilities (1)	-	12
Cash and cash equivalents	(650)	(754)
Total	**6,145**	**6,214**

(1) Other liabilities of euro 12 million at 31 December 2001, included in "accrued expenses and other current liabilities".

LONG-TERM BORROWINGS

The table below presents an analysis of the Group's long-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Bonds	1,090	1,164
Bank loans	2,676	3,259
Other non bank loans and capital leases	104	93
Total long-term debt	**3,870**	**4,516**
Including current portion	*664*	*616*
Including long-term portion	*3,206*	*3,900*

The maturity of outstanding long-term borrowings at 30 June 2002 is as follows:

June 2003	664
June 2004	834
June 2005	629
June 2006	746
June 2007 and thereafter	997
Total	**3,870**

The table below presents details of bonds not matured as at 30 June 2002:

(in millions) Currency	Amount in currency of denomination	Maturity	Interest rate (%)	Euro at 30 June 2002	Euro at 31 December 2001
USD	197	2006	8.75	197	224
GBP	197	2008	8.63	304	324
USD	18	2008	8.00	18	21
EUR	94	2008	7.63	94	94
GBP	150	2009	8.88	231	247
USD	263	2009	9.00	263	298
Impact of interest or currency rate swaps				(17)	(44)
Total bonds				**1,090**	**1,164**

The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Less than 5%	-	26
Between 5 and 7 %	2,102	65
Between 7 and 10 %	540	2,743
More than 10 %	12	15
Total fixed rate	**2,654**	**2,849**
Total variable rate	1,112	1,606
Other non bank loans and capital leases	104	61
Total long-term borrowings	**3,870**	**4,516**

The weighted average fixed interest rate amounted to 7.0% at 30 June 2002 (compared to 7.4% at 31 December 2001). The weighted average variable rate interest amounted to 6.1% at 30 June 2002 (compared to 5.4% at 31 December 2001).

The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
British pound	3,095	3,709
Euro	473	460
US dollar	166	221
Other currencies	32	65
Other non bank loans and capital leases	104	61
Total long-term borrowings	**3,870**	**4,516**

Debt instruments may in some cases be initially contracted in foreign currencies. Subsequently, they are generally converted into the currencies of the countries where subsidiaries are operating through the use of currency rate swap agreements in order to reduce the Group's exposure to foreign exchange risk.

At 30 June 2002, the Group held currency swaps converting US$ 478 million and euro 94 million into GBP 372 million, with maturities between 2006 and 2009.

SHORT-TERM BORROWINGS

The table below presents an analysis of the Group's short-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 30 June 2002	At 31 December 2001
France Telecom current account	2,582	2,159
Bank loans	37	26
Other loans	2	71
Bank overdrafts	304	184
Total short-term borrowings	**2,925**	**2,440**

Current accounts with France Telecom generally bear interest at rates linked to market interest rates of the countries where subsidiaries are operating.

CREDIT FACILITIES

At 30 June 2002, the Group had the following credit facilities:

(in millions of euro)	Currency of denomination	Amounts in local and legacy currency	Euro equivalent at 30 June 2002	Used portion at 30 June 2002
Bilateral credit lines				
Short-term	EUR	450	450	375
	MC[1]	6,800	6,800	2,196
Long-term	USD	159	159	159
	BWP	29	5	4
	XAF	12,000	18	13
	EUR	6	6	6
Syndicated credit lines				
Long-term	GBP	1,453	2,236	2,006
	DEM	218	111	99
	BEF	14,600	362	337
	XAF	38,080	58	57

(1) Multi currency facility, denominated in euro equivalent.

The above table includes the credit facilities granted to the Group by France Telecom. The euro 6,800 million facility granted to the Company by France Telecom matured in July 2002 and was replaced by a new 12-month euro 4,000 million facility, which is expected to cover the Group's targeted financing needs until the end of July 2003. It is foreseen that the France Telecom facilities will be renewed for a further period of not less than 12 months as of July 2003.

As part of their financing deal structures, certain Group companies are subject to financial and operating ratios under certain covenants and limitations in terms of distribution of earnings.

11. UMTS VENDOR FINANCING

Early in 2002, two vendor financing contracts with a total facility amount of euro 860 million were signed in relation to the supply of 3G equipment to Orange France.

At 30 June 2002, euro 513 million had been drawn down under the following UMTS vendor financing facilities (compared to euro 234 million at 31 December 2001):

Currency	Maturity	Amounts in local and legacy currency	Euro equivalent at 30 June 2002	Used portion at 30 June 2002
MC (1)	December 2003	270	270	239
EUR	May 2004	470	470	-
EUR	June 2004	860	860	274
GBP	May 2004	6	9	-
Total		-	**1,609**	**513**

(1) Multi currency facility denominated in euro equivalent.

The weighted average interest rate for those facilities amounts to 4.3% at 30 June 2002 (compared to 4.0% at 31 December 2001).

Vendor financing facilities are subject to early repayment in the event that the related supply contract is terminated for reason other than default of the vendor and the level of financing is generally capped at 150% of the actual value of orders under the supply contract.

12. FINANCIAL INSTRUMENTS

Through its operations, the Group is exposed to price risks with relation to investment of surplus cash and debt financing.

MANAGEMENT OF RISK OF LONG-TERM DEBT RATES

As part of its financing policy, the Group enters into long-term borrowings from credit institutions. These borrowings are generally contracted at a variable interest rate. In order to reduce the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to the Group of using derivative financial instruments:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Interest rate swaps	4,283	5,167
Interest rate caps	831	1,166
Currency swap	556	594
Forward exchange contracts [1]	218	106

[1] *Includes gross value of buy and sell contracts.*

FAIR VALUE OF FINANCIAL INSTRUMENTS

With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, the Group considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

The fair value of long-term borrowings has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by the Group for instruments with similar conditions and maturities.

The table below presents the fair value of financial instruments:

	At 30 June 2002		At 31 December 2001	
(in millions of euros)	Carrying value	Fair value	Carrying value	Fair value
Balance Sheet financial instruments				
Assets				
Cash and cash equivalents	650	650	754	754
Trade accounts receivable	3,410	3,410	2,909	2,909
Non consolidated investments	354	354	344	344
Liabilities				
Bank overdrafts and other short-term borrowings	2,925	2,925	2,440	2,440
Trade accounts payable	4,157	4,157	4,391	4,391
Long-term borrowings including current portion [1]	3,870	3,900	4,516	4,630
Off Balance Sheet financial instruments				
Unrealised gain (loss) on interest rate derivative instruments	-	(15)	-	(17)
Unrealized gain (loss) on forward foreign exchange contracts	-	30	-	33

[1] *Net of currency swaps*

13. OTHER LONG-TERM LIABILITIES

The analysis of other long-term liabilities is as follows:

(in millions of euro)	At 30 June 2002	At 31 December 2001
Deferred income	143	160
Provisions for liabilities and charges	25	24
Deferred tax liability	-	39
Other	101	61
Total	**269**	**284**

Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under

OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled euro 1,161 million at 30 June 2002 (compared to euro 1,247 million at 31 December 2001) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that will be amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

14. MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euro)	
Balance at 31 December 2001	**142**
Result for the six-month period	68
Issuance of share capital to minority interest	11
Effect of acquisitions and divestitures	(2)
Translation adjustment	(12)
Balance at 30 June 2002	**207**

Minority interests mainly relate to Mobistar S.A , Orange Romania S.A. and Orange Slovensko A.S. at 30 June 2002.

15. SHAREHOLDERS' EQUITY

In 2001, Orange SA issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium), reserved for participants to the Orange France savings plan ("Plan d'Epargne Groupe Orange France"). The Company also issued 31,192 shares for euro 1 nominal value each (euro 10 including premium) that were subscribed by share option holders in December 2001.

In 2001, the other changes in shareholders' equity related to:

- capital gains (euro 331 million) arising from the disposal of the investment in KPNO (see Note 19) and other assets.
- a dilution effect (euro 152 million) arising from the contribution of Infostrada to Wind as at 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6% (see Note 23),

which were reflected through equity, in accordance with paragraph 215 of rule 99-02. Other changes in 2001 also included re-evaluation of assets and other adjustments (euro 97 million) mainly arising from the purchase price allocation exercise performed for Orange Communications S.A. (see Note 6).

Other changes for the 6 months to 30 June 2002 relate to miscellaneous adjustments, which have been reflected through equity in accordance with paragraph 215 of rule 99-02.

The negative translation adjustment of euro 561 million for the 6 months to 30 June 2002 mainly arises from the change in the sterling to euro translation rate over that period.

16. SHARE BASED COMPENSATION

The following share option and share ownership plans, which received the approval of the Board of Directors of the Company, were in existence in 2001 and during the six months to 30 June 2002:

Share Option Plans

- **Orange Share Option Plan (France)**

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible. The plan grants options to subscribe for new shares or acquire existing shares.

- **Orange International Sharesave Plan**

The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company . The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the

maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

- **Orange International Share Option Plan**

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Three tranches exist, depending on the employees, each having different vesting periods.

- **Orange US Share Option Plan**

The Orange US Share Option Plan is a qualifying share option for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Share Ownership Plans

- **Orange Sharepurchase Plan**

The Sharepurchase Plan, which is established under a trust, was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

Partnership Shares

Eligible employees can acquire the Company's "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

Matching Shares

One free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

Free Shares

In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

Matching and free shares must be held in the trust for three years (if an employee withdraws partnership shares before this time, the matching and free shares are forfeited).

- **Orange Restricted Share Plan**

The Orange Restricted Share Plan was established on 1 September 2000 shortly after the acquisition of Orange plc by France Telecom and was designed for certain key employees, principally in the United Kingdom. Participants were allocated a number of shares, which will vest in three equal tranches for most participants, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom and the Company is not required to contribute to the cost of these shares.

- **Orange Senior Discretionary Share Plan**

The Orange Senior Discretionary Share Plan is designed for certain key employees. Participants are allocated a number of shares, which will vest in three equal tranches, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

Orange France savings plan ("Plan d'Epargne Groupe Orange France")

This plan is designed for employees of Orange France who are French residents or otherwise eligible. Employees can invest up to 25% of their annual pre-tax salary and the participants can be granted delayed payment by way of a loan of up to 3 years. Shares are acquired at a 20% discount to the initial public offering price and a matching element is also offered to employees.

Information relating to stock option, share ownership plans and Orange France savings plan during the six months to June 2002 is as follows:

SHARE OPTION PLANS

(number of options)	Orange Share Option Plan (France)	Orange International Sharesave Plan 3 year	Orange International Sharesave Plan 5 year	Orange International Share Option Plan	Orange US Share Option Plan	Total
Options outstanding at beginning of period	**26,540,955**	**2,727,379**	**3,771,511**	**53,003,337**	**2,705,666**	**88,748,848**
Granted	8,946,010	1,349,694	-	14,860,322	690,000	25,846,026
Exercised	-	-	-	-	-	-
Forfeited/lapsed	(215,322)	(493,629)	(536,099)	(1,428,752)	(393,901)	(3,067,703)
Options outstanding at end of period	**35,271,643**	**3,583,444**	**3,235,412**	**66,434,907**	**3,001,765**	**111,527,171**

Detail of the options granted during the six months to 30 June 2002 is as follows:

	Number of options	Average period remaining to full vesting (months)	Expiry date	Average exercise price
Orange Share Option Plan (France)				
15 May 2002	8,946,010	34	14 May 2012	euro 6.35
Orange International Sharesave Plan – 3 year				
15 May 2002	1,349,694	36	1 December 2006	£ 3.17
Orange International Share Option Plan				
15 May 2002	14,860,322	22	14 May 2012	euro 6.35
Orange US Share Option Plan				
15 May 2002	690,000	21	14 May 2012	euro 6.35
Total	**25,846,026**	-	-	-

Detail of the options outstanding at 30 June 2002 is as follows:

	Number of options	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Number of options exercisable at 30 June 2002
Orange Shareoption Plan (France)	35,271,643	23	euro 9.04	47,359
Orange **International** Sharesave Plan – 3 year	3,583,444	27	£ 4.43	-
Orange **International** Sharesave Plan – 5 year	3,235,412	46	£ 4.43	-
Orange **International** Shareoption Plan	66,434,907	18	euro 9.12	5,638,253
Orange US Shareoption Plan	3,001,765	8	euro 9.19	1,591,427
Total	**111,527,171**	-	-	**7,277,039**

Options outstanding at 30 June 2002 represent 2.4% of the Company's share issued capital as at that date.

SHARE OWNERSHIP PLANS

The loss for the Group arising from the grant of free (or matching) shares to the employees amounted to euro 1 million for the six months to 30 June 2002 compared to nil for the six months to 30 June 2001 and euro 1 million in 2001.

ORANGE FRANCE SAVINGS PLAN

In 2001, the Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium) reserved for participants in the Orange France Savings Plan ("Plan d'Epargne Groupe Orange France") – see Note 16. The matching element paid by the Company to the participants amounted to euro 1 million for the six months to 30 June 2002, compared to euro 2 million for the six months to 30 June 2001 and euro 2 million in 2001.

17. PROVISIONS

Provisions for allowances against assets other than plant, property and equipment and intangible assets are as follows at 30 June 2002:

(in millions of euro)	At beginning of period	Net charge	Other movements (1)	At end of period
Customer receivables	537	46	(7)	576
Inventories	99	(20)	(4)	75
Investments	7	1	-	8

(1) Includes exchange rate differences and effects of acquisition.

Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

18. TRADE AND OTHER RECEIVABLES

The Group does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries. Other debtors mainly comprise VAT receivables and prepayments.

Trade accounts receivable and other debtors are mostly due within one year.

19. COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENT

Cash paid for investment securities and acquired business, net of cash acquired

In 2001, this heading primarily includes payments made in relation to the acquisition of additional interests in Dutchtone (8%), Orange Communications S.A. (7.5%) and BITCO (15%) and also to a capital increase of euro 190 million in Wind.

For the six months to 30 June 2002, it mainly relates to payments made in relation to the buy-out of Orange Communications S.A.'s and Orange Sverige AB's minority interests (see Note 23) and to a capital increase in Optimus.

Increase in other long-term assets

For the six months to 30 June 2002, this heading mainly relates to the transfer of a euro 236 million Wind shareholder loan from the France Telecom group to the Group, which was completed in June 2002.

Subsequent to the transfer, the Group and its co-shareholder in Wind, ENEL, partially waived their shareholder loans for a total amount of euro 200 million, of which euro 53 million represent the Group's 26.6% stake in Wind (see Note 8).

Proceeds from sale of assets

In February 2001, the Group sold its 50% interest in KPNO to KPN Mobile and the cash received by the Group (i.e. total consideration of euro 500 million, including euro 102 million in respect of repayment of a shareholder loan) is included in this line.

Decrease in other liabilities

This heading includes payments made in relation to the acquisition of:

- a 42.5% interest in Orange Communications S.A. (euro 1,082 million),

- a 43.4% interest in Wind (euro 4,878 million).

Those acquisitions took place in 2000 and borrowings were reflected in the Group's consolidated balance sheet at 31 December 2000. The capital injection of euro 9,771 million, received from France Telecom on 29 December 2000, was used to extinguish those borrowings in 2001.

20. COMMITMENTS AND CONTINGENCIES

OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK EQUIPMENT AND INVENTORIES

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers containing stock protection clauses. Management believes that no significant risk of financial loss could arise from these contracts.

LEASE COMMITMENTS

The table below shows future minimum lease commitments due under non-cancellable operating and capital leases at 30 June 2002:

(in millions of euro)	Operating leases	Capital Leases
June 2003	284	41
June 2004	213	24
June 2005	207	6
June 2006	199	1
June 2007	188	1
June 2008 and thereafter	586	-
Total minimum lease commitments	1,677	73
Less amounts representing interest	-	(5)
Present value of net minimum lease commitments	**1,677**	**68**

Rental expense under operating leases amounted to euro 228 million for the six months to 30 June 2002 (compared to euro 185 million for the six months to 30 June 2001 and euro 410 million in 2001).

In 2001, as part of a cross-border lease (QTE lease) with third parties, Orange Communications S.A. disposed of and leased back telecommunication equipment amounting to euro 203 million. Orange Communications S.A. deposited funds, totaling euro 203 million at 31 December 2001, which will be used to settle its obligations under the capital lease. This in-substance early extinguishment of the capital lease obligations resulted in the offset of the deposit amount and the capital lease obligation.

The obligations under the 1995 and 1997 OPCS's defeased leases (see Note 13) and under the 2001 Orange Communications S.A. QTE lease (see above) are not reflected in the above schedule because of the early extinguishment of these commitments.

OFF BALANCE SHEET COMMITMENTS LINKED TO FINANCIAL INVESTMENTS

MobilCom

In March 2000, France Telecom S.A., the company MobilCom and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement, the object of which was to provide MobilCom with the necessary financial support to purchase a third generation network operator licence ("UMTS") as part of the bidding process organised by the German authorities in July – August 2000 and to develop a UMTS mobile telephone network.

In December 2000, France Telecom S.A. set up through various contributions the Company to which it passed, with the agreement of Mr Gerhard Schmid and of MobilCom, most of the rights and obligations resulting from the Cooperation Framework Agreement, apart from the commitments for financial support which remained with France Telecom S.A., as described below.

The Cooperation Framework Agreement, dated March 2000, as amended by a December 2000 transfer and assumption agreement (together the "CFA") provided that, after a UMTS licence was obtained in the bidding process, the following clauses came to effect:

A. France Telecom S.A. would provide its financial support to MobilCom, subject to the conditions described in point B below, in the following manner:

– France Telecom S.A. would subscribe to an increase in the share capital of MobilCom for an amount of approximately euro 3.7 billion providing it with 28.5% of the company's share capital,

- If MobilCom was not in a position to be able to proceed with necessary investments to commence its UMTS operations through existing own capital resources and through additional financing that it procures on its own, France Telecom S.A. would have a commitment, until the commencement of UMTS operations, to provide loans directly to MobilCom or to guarantee third party loans, if required.

B. In order to guarantee that France Telecom S.A. and the Group had at all times the means to monitor the financial commitments regarding the process of developing UMTS activities, the CFA stipulated that France Telecom S.A.'s and the Group's agreement was required for approval of, amongst other matters, the budgets and the business plan. To facilitate this, a coordination committee was established between the management of the company MobilCom and the representatives of the France Telecom group, as well as the representation of the France Telecom group in the company's corporate bodies.

C. In accordance with the CFA, the Group had a call option to purchase 21.6 million shares in MobilCom held by Mr Gerhard Schmid exercisable between 2003 and 2006. Mr Gerhard Schmid also had a put option to sell his MobilCom shares to the Group, exercisable if certain specific conditions were realised:

- Once the France Telecom group acquires additional shares such that it owns more shares than Gerhard Schmid,
- In the event that a deadlock has occurred and the France Telecom group has not waived its objection to the proposed mediation within 10 business days of the mediator's declaration of a deadlock,
- In the event that the France Telecom group breaches a material obligation under the CFA.

Following the signing of this agreement, as part of the bidding process carried out in July – August 2000, MobilCom obtained a UMTS licence for approximately euro 8.4 billion and proceeded to implement the following financing arrangements:

- Share capital was increased by approximately euro 3.7 billion, reserved to France Telecom S.A. in accordance with the CFA,
- A bridge credit facility of euro 4.7 billion was granted by a banking syndicate with a maturity date fixed at 31 July 2002, postponed to 30 September 2002 and used in full at 30 June 2002,
- A supplier credit for euro 2 billion was granted by two UMTS equipment manufacturers, of which an amount of euro 1.2 billion had been used at 30 June 2002.

***

In 2001, a disagreement arose between Mr Gerhard Schmid, the company MobilCom, France Telecom S.A. and the Group regarding the application of the CFA, notably concerning the MobilCom business plan for the development of the UMTS activity and the power granted to the France Telecom group to approve that plan.

This situation is described as follows in the 2001 financial statements: "*The conditions of application of the co-operation framework agreement and of France Telecom SA's financing commitments are currently the subject of disagreements with the founding shareholder. A discussion is in progress, of which the Group cannot predict the outcome. Moreover, the management of the Group considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the Group could reach a maximum of euro 6 to 7 billion within 18 months should the Group have to fully consolidate MobilCom, of which the existing facilities of euro 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS licence, would be reassessed based on the new business plan set up by the Group, and taking into account the existence or not of likely consolidation in the mobile market in Germany.*"

On 11 June 2002, France Telecom S.A. and the Group informed MobilCom and Mr Gerhard Schmid that they were terminating the CFA, following and on the grounds of a series of serious violations to this agreement by Mr Gerhard Schmid and MobilCom amongst which :

- Mr Schmid and the Supervisory Board of MobilCom very frequently distorted the spirit and the text of the CFA, through not recognising the rights of France Telecom S.A. and the Group to approve the business plan of the company ;
- In this way, as confirmed by a BDO report, Mr Schmid infringed several aspects of German company law in

carrying out transactions between MobilCom and Millenium GmbH, a company owned by Mr Schmid's wife, transactions relating to the financing by MobilCom of the purchase of shares in MobilCom through the company Millenium and which are currently the subject of a dispute between MobilCom and the company Millenium; and,

- Following violations of the CFA by Mr Schmid in his relations with Millenium and the refusal of Mr Schmid to organise for Millenium to reimburse the amounts unduly received from MobilCom to finance the purchase of MobilCom shares, France Telecom S.A. and the Group recommended that Mr Schmid be relieved of office. On two occasions, at Supervisory Board meetings on 29 May and 7 June, Mr Schmid refused to resign and the Supervisory Board rejected motions proposing his removal from office.

Following a decision made by the Supervisory Board on 21 June 2002, Mr Schmid was relieved of his functions as Chairman.

Mr Schmid and MobilCom have contested the grounds for the termination of the CFA by France Telecom S.A. and the Group. The Group is not able to predict the outcome of the dispute which could result from this termination.

Following the departure of Mr Schmid from the Board, the new management of MobilCom accepted the implementation of detailed operational, strategic and legal analyses of MobilCom performed with both internal and external experts on behalf of France Telecom S.A. and the Group.

The conclusions of these detailed analyses obtained in August and September 2002, have revealed, inter alia, evidence of structural gaps in MobilCom, the profound worsening of results and the poor quality of its customer base, which have led France Telecom S.A. and the Group to conclude that autonomous UMTS activity of MobilCom is not viable.

In this respect, the absence of changes in the German regulator position regarding the possibilities of adapting the regulatory environment, essential for market consolidation, and the decision of the European Commission to consider as subject to the subsidiarity principle any modifications in national law in this domain, have equally led to the loss of reasonable likelihood of consolidation of UMTS operators in Germany such as France Telecom S.A. and the Group had envisaged at the date of the 2001 financial statements.

Therefore, from a strategic point of view, the evolution of the German market characterised by an excessive number of UMTS operating licence holders, the absence of flexibility of the German regulatory authorities regarding the necessary adaptation of the regulatory environment essential for the consolidation of the market, combined with the worrying situation of MobilCom highlighted by the detailed analyses and the profound worsening of relations between the shareholders, has led France Telecom S.A. and the Group to decide not to seek control of MobilCom and France Telecom S.A. to no longer reply to its requests for financial support at their respective board meetings on 12 September 2002.

* * *

In this context, the management of the Group considers, to the best of its current knowledge, that no provision for risk should be recorded in its accounts for the period ended 30 June 2002 based on an assessment of its legal position to different types of claims that could be brought against it. The management of the Group underlines however, that it cannot exclude that risks could arise from legal rulings leading to further claims that the advisors to the Group judge to be unfounded.

Wind

In October 2000, France Telecom and ENEL signed an agreement concerning Infostrada, a fixed-line telecommunications operator in Italy. Under the terms of that agreement, ENEL acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed its Infostrada shares to Wind on 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6%. This agreement includes a public offering of not less than 25% of Wind's capital, which will take place if and when market conditions are favorable. The agreement also grants the Group an option to acquire additional shares from ENEL at any time between the 25th and 30th month following the contribution date of Infostrada into Wind, to bring its total shareholding to 76.6% of ENEL's stake. The option is exercisable at market value (and within a range of no more than 15% above or below a price equal to the offering price in the Wind initial public offering plus 10%). Finally, the agreement grants the Group an option to sell all its Wind shares to ENEL in the event that any actions or resolutions are taken or adopted by Wind and the Group

does not agree therewith in its sole discretion. The option is exercisable at market value.

Other off balance sheet commitments

- The Group has entered into agreements with some of its co-shareholders whereby the Group has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to transfers of shares. The main agreements are as follows:

  - Orange Dominicana S.A. (formerly France Telecom Dominicana S.A.): the Group's co-shareholder has a put option, exercisable between 2003 and 2007 at market value, whereby it can sell its 14% shareholding in this company.

  - BITCO: in the event of a default by any of this company's shareholders, the non-defaulting shareholders can either exercise a call option to buy the defaulting party's shares at 80% of market value or exercise a put option whereby the defaulting party purchases the other shareholders' shares at 120% of market value. However, under the current applicable legislation in Thailand, the Group does not have the ability, under any circumstances, to increase its shareholding in BITCO beyond its current shareholding of 49%.

- Shareholders agreements governing relationships with the Group's partners in Italy and Slovakia provide for a put and call procedure in the event of a serious breach or deadlock on fundamental issues which have not been resolved through escalation procedures. These options would generally be exercisable at market value. Currently, the management of the Group is not aware of any dispute or disagreement, which could trigger such procedures.

GUARANTEES AND ENDORSEMENTS

In the ordinary course of its business, the Group gives and receives certain guarantees of which the more significant at 30 June 2002 are as follows:

1. Shares and other assets owned by the Group have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by the Group, amounting to euro 3,043 million (used portion) and totaling euro 3,313 million (total amount of the loans and facilities) at 30 June 2002.

2. The euro 169 million guarantee granted to ENEL, Wind's majority shareholder, to cover the guarantee that ENEL granted to financial institutions as collateral to the ten year deferral of payment of the UMTS licence awarded to Wind, has been reduced to euro 91 million during the period in order to reflect the Group's new shareholding in Wind (i.e. 26.6% since 30 July 2001).

3. On 30 July 2002, the Group granted a counter guarantee to France Telecom SA with regard to the guarantee issued by France Telecom SA, for a total maximum amount of euro 101 million, relating to Wind's annual payments to the Italian railways for the right to use the rail infrastructure for fixed line operations.

4. A guarantee amounting to a maximum of euro 104 million was granted to 3G Infrastructure Services AB, which is jointly operated by Orange Sverige AB and two other operators in Sweden, pursuant to a network sharing agreement. This company was proportionally consolidated from 1 January 2002 (see note 23).

5. Guarantees amounting to a maximum euro 49 million and euro 58 million respectively, which had been granted to equipment suppliers in connection with the rollout of BITCO's network in Thailand, were released during the six months to 30 June 2002. In February 2002, the Group and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of USD $ 625 million granted to TA Orange Company Limited. Under this agreement, the Group and its co-shareholders in BITCO have agreed to inject cash in TA Orange Company Limited up to a maximum amount of USD $175 million under limited circumstances (the main one being, in the event of a cash shortfall in that company). In the event of the conversion of the current concession into a licence, the Group may incur additional funding commitments towards TA Orange Company Limited. However, such

conversion and the terms and conditions of any licence are subject to the Group's prior approval.

6. The Group has received guarantees from Orange Plc's former shareholders, Hutchinson Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and the Group would not be liable for the payment of any termination sum.

7. Pursuant to a Shareholder Support Agreement, the Group is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of euro 68 million under certain limited circumstances with respect to a prospective breach or default under this company's Financing Agreements. Currently, the management of the Group is not aware of any fact which could potentially trigger such Shareholder Contribution.

LITIGATION AND CLAIMS

The Group is involved in a number of legal proceedings and has various claims pending as part of the course of its business. Associated costs are accrued when it is probable that a liability has been occurred, and the amount of that liability can be estimated with in a reasonable range.

21. RELATED PARTY TRANSACTIONS

The transactions and balances summarised below arose in the ordinary course of business with related parties:

Balances with related parties

(in millions of euro)	At 30 June 2002	At 31 December 2001
Payables to related parties		
France Telecom	4,038	3,743
Receivables and cash on deposits with related parties		
France Telecom	770	677
Non consolidated investments and affiliates	205	50

Transactions with related parties

	Six months ended 30 June		Year ended 31 December
(in millions of euro)	2002	2001	2001
Transactions with related parties			
France Telecom:			
- Revenues [1]	816	756	1,585
- Expenses[1]	(1,228)	(1,006)	(2,387)

[1] Includes interests.

The main transactions with related parties relate to interconnection between networks.

22. POST BALANCE SHEET EVENTS

- The Group acquired a 71.25% stake in the Egyptian operation MobiNil Telecommunications S.A.E ("MobiNil") from the France Telecom Group for a cash consideration of euro 324 million on 1 July 2002, in line with the intention expressed at the time of the Initial Public Offering of the Company in February 2001, ensuring joint control of MobiNil with Orascom Telecom Holding S.A.E. as its partner and co-shareholder. MobiNil owns 51% of Egyptian Company for Mobile Services S.A.E. ("ECMS"). ECMS was formed in 1998 and awarded its GSM 900 licence the same year. With 2.1 million active customers at 31 March 2002, ECMS is Egypt's number one provider of wirefree services. In the year ended 31 December 2001, ECMS recorded consolidated revenue of euro 507 million[1], EBITDA of euro 233 million[1] and net profit of euro 74 million[1].

- On 8 July 2002, the Group approved the capital increase of Orange Holding A/S for an amount of euro 177 million, of which the Group contributed euro 156 million through the partial conversion of its existing shareholder loan into capital. This resulted in an increase of the Group's shareholding in Orange Holding A/S from 53.58% to 66.08%, since the Group's co-shareholders did not participate in the capital increase.

- As a consequence of the Group being confirmed as a valid shareholder of Connect Austria by the ICC International Court of Arbitration on 4 July 2001, without any limitation to its rights as a 17.45% stake shareholder, a rebalancing of shareholder loans with

the other Connect Austria shareholders was completed by the Group in July 2002. It resulted in an additional shareholder loan of euro 99 million granted by the Group to Connect Austria, which represents the funding on a pro-rata basis as if the Group had been an active shareholder of that company during the litigation.

- In July 2002, Orange Slovensko A.S. was awarded a UMTS licence offered by the government of Slovakia for a fixed term of 20 years. The Group will pay an initial fee of euro 33 million before the end of 2002 and an annual licence fee of 0.08% of the turnover generated through the licence. Under the terms of the licence, commercial operations are required to begin by 2006 and must cover 20% of the population.

(1) Numbers published by ECMS (at 100%) and based on a foreign exchange rate of 4.58 Egyptian Pounds for 1 Euro.

23. CONSOLIDATION SCOPE

In 2001, the main changes in the consolidation scope relate to the following:

- The Group took part in the formation of the following companies in 2001:
  - Orange Sverige AB: the Group took part in the formation of that Company, with an initial 51% shareholding and subsequently acquired additional stakes (see below),
  - Orange Promotions S.A., Inventmobile S.A., Mobile for Business SNC, Orange International SAS.
- The Group acquired additional interests in the following companies in 2001:
  - On 16 January 2001, the Group acquired an additional 8% interest in Dutchtone N.V., bringing its total shareholding to 100%,
  - The Group increased its shareholding in Orange Communications S.A. from 85% to 99.75%, through the following steps:
    - On 15 March and 3 September 2001, the Group acquired an additional 2.5% and 5% stake respectively, after two of its co-shareholders elected to exercise their put options, bringing the Group's shareholding in Orange Communications S.A. to 92.5%,
    - On 7 November 2001, the Group increased the share capital of Orange Communications S.A. and thereby diluted the minority shareholders and increased the total Group's shareholding in Orange Communications S.A. from 92.5% to 99.75%.
  - Subsequent to the formation of Orange Sverige AB (see above), the Group acquired additional stakes (34% on 29 August 2001, 10% on 3 December 2001 and 3% on 27 December 2001), increasing its total shareholding from 51% to around 98% at 31 December 2001.
  - In January 2001, the Group entered into an agreement with its co-shareholders in BITCO whereby it acquired an additional 15% interest in this company, increasing the Group's total shareholding from 34% to 49%.
- The Group's shareholdings in Wind and MobilCom were reduced in 2001:
  - The Group's co-shareholder in Wind, ENEL, acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed it to Wind on 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6% (see Note 18),
  - The Group's shareholding in MobilCom was reduced from 28.5% to 28.3%, following the conversion to shares of convertible bonds held by employees of MobilCom.
- Hutchison Telecommunications (France) S.A., Orange France Holding S.A. and Dutchtone Multimedia N.V. were merged into existing consolidated entities in 2001,
- GlobtelNet A.S. was consolidated for the first time in 2001.

For the 6 months to 30 June 2002, the main changes in the consolidation scope relate to the following:

- The Group bought out the minority interests of Orange Sverige AB (2%) and Orange Communications S.A. (0.25%) bringing its total shareholding to 100% of the share capital of those two companies,

- GlobtelNet A.S., in which the Group owned an initial 85% stake, was merged into Orange Slovensko A.S. in January 2002, resulting in a slight decrease in the Group's shareholding in Orange Slovensko A.S. from 64.27% to 63.88%,

- Orange Services S.A. and Orange Clients S.A. were merged into Orange France S.A.,

- Mobiles et Permission S.A. and 3G Infrastructure Services AB were consolidated for the first time,

- Rapid Link was liquidated.

FRANCE

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Orange France S.A. (formerly FTM S.A.)	France	99.86%	99.86%	99.86%	99.86%
Orange Caraïbe S.A. (formerly France Caraïbe Mobiles S.A.)	France	100.00%	100.00%	100.00%	100.00%
Orange Distribution S.A. (formerly France Télécom Mobiles Distribution S.A.)	France	99.86%	100.00%	99.86%	99.86%
Orange Services S.A. (formerly France Télécom Mobiles Services S.A.)	France	-	-	99.86%	99.86%
Rapp 6	France	99.86%	100.00%	99.86%	99.86%
Orange Supports et Consulting (formerly Télémate)	France	99.86%	100.00%	99.86%	99.86%
Orange Clients S.A. (formerly France Télécom Mobiles Clients S.A.)	France	-	-	99.86%	99.86%
Orange Réunion (formerly France Télécom Mobiles La Réunion)	France	99.86%	100.00%	99.86%	99.86%
Orange Promotions S.A. (formerly France Télécom Mobiles Promotions S.A.)	France	99.86%	100.00%	99.86%	99.86%
Mobiles et Permission S.A.	France	99.86%	100.00%	-	-

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Darty France Télécom	France	49.93%	50.00%	49.93%	49.93%
Fidecall	France	49.93%	50.00%	49.93%	49.93%
Inventmobile S.A.	France	49.93%	50.00%	49.93%	49.93%
Mobile Internet for Business S.N.C.	France	49.93%	50.00%	49.93%	49.93%

UNITED KINGDOM

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Orange plc	England	100.00%	100.00%	100.00%	100.00%
Orange Austria Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Cellular Services Ltd (formerly Hutchison Cellular Services Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings (UK) Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange International Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Mobile Data UK Ltd (formerly Hutchison Mobile Data (UK) Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings No.2 Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Paging (UK) Ltd (formerly Hutchison Paging (UK) Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Personal Communications Services Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Retail Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange 3G Ltd	England	100.00%	100.00%	100.00%	100.00%
The Point Telecommunications Ltd (formerly Hutchison Personal Communications Ltd)	England	100.00%	100.00%	100.00%	100.00%

REST OF WORLD

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Orange International Developments Ltd	*Bahamas*	*100.00%*	*100.00%*	*100.00%*	*100.00%*
Wirefree Services Belgium (formerly France Télécom Participations Belgium)	Belgium	100.00%	100.00%	100.00%	100.00%
Mobistar Corporate Solutions	Belgium	50.79%	100.00%	50.93%	50.79%
Mobistar S.A.	Belgium	50.79%	50.79%	50.93%	50.79%
Vista Cellular Ltd	Botswana	51.00%	51.00%	51.00%	51.00%
Rapid Link (liquidated)	China	-	-	67.00%	67.00%
Orange International S.A.S.	France	100.00%	100.00%	-	100.00%
Orange France Holding S.A.	France	-	-	100.00%	-
Orange Côte d'Ivoire (formerly Société Ivoirienne de Mobiles)	Ivory Coast	85.00%	85.00%	85.00%	85.00%
Orange Cameroon S.A. (formerly Société Camerounaise de Mobiles S.A.)	Cameroon	70.00%	70.00%	70.00%	70.00%
Wirefree Services Denmark A/S (formerly France Télécom Participations Denmark A/S)	Denmark	100.00%	100.00%	100.00%	100.00%
Orange A/S (formerly Mobilix A/S)	Denmark	53.58%	100.00%	53.58%	53.58%
Orange Holding A/S (formerly Mobilix Holding A/S)	Denmark	53.58%	53.58%	53.58%	53.58%
Orange Dominicana S.A. (formerly France Télécom Dominicana S.A.)	Dominican Republic	86.00%	86.00%	86.00%	86.00%
Telsea	Mauritius	51.00%	51.00%	51.00%	51.00%
Société Malgache de Mobiles	Madagascar	33.61%	65.90%	33.61%	33.61%
Dutchtone N.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Dutchtone Retail	The Netherlands	100.00%	100.00%	-	100.00%
Orange International B.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Romania S.A. (formerly MobilRom S.A.)	Romania	67.81%	67.81%	67.81%	67.81%
Orange Slovensko A.S. (formerly Globtel A.S.)	Slovakia	63.88%	63.88%	64.00%	64.27%
GlobtelNet A.S.	Slovakia	-	-	85.00%	85.00%
Orange Sverige AB	Sweden	100.00%	100.00%	51.00%	97.96%
Orange Communications S.A.	Switzerland	100.00%	100.00%	87.50%	99.75%

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
3G Infrastructure Services AB	Sweden	33.33%	33.33%	-	-

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Wind Telecomunicazioni S.p.A. (Group)	Italy	26.58%	26.58%	43.37%	26.58%
MobilCom A.G. (Group)	Germany	28.27%	28.27%	28.39%	28.31%
Bangkok Inter Teletech Company Ltd. - ("BITCO")	Thailand	49.00%	49.00%	49.00%	49.00%
TA Orange Company Ltd	Thailand	48.91%	48.91%	48.91%	48.91%

ORANGE WORLD

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Ananova Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Services US, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orange World, Inc	United States	100.00%	100.00%	100.00%	100.00%
Wildfire Communications, Inc.	United States	100.00%	100.00%	100.00%	100.00%

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest 30 June 2002	% control 30 June 2002	% interest 30 June 2001	% interest 31 December 2001
Book2eat.com Holdings Ltd (in liquidation)	England	41.74%	41.74%	41.74%	41.74%
NewsTakes, Inc. (in liquidation)	United States	25.00%	25.00%	25.00%	25.00%

Translation of French Original

Orange S.A.

Six-month period ended 30 June 2002

Report of the Statutory Auditors on the Consolidated Interim Financial Statements

In our capacity as statutory auditors of Orange S.A. and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

- a review of the accompanying summary of operations and income statement as they appear in the interim consolidated financial statements of Orange S.A., presented in euros, for the six-month period ended 30 June 2002 and prepared in accordance with the French accounting principles;

- a verification of the information provided in the Company's half-yearly report.

These consolidated interim financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information which we considered necessary from Company management and other appropriate sources.

Based on our limited review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements, prepared in accordance with French accounting principles, do not present fairly, in all material respects, the financial position of the Group and its operations for the period then ended.

However, we draw your attention to the note 8 to the consolidated interim financial statements describing the basis for measuring the value in use of the long-term investment in Wind as of 30 June 2002. The value in use retained, based on recent projections which are subject to further review as part of Wind's annual business plan process, will be re-assessed as of 31 December 2002.

Translation of French Original

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements on which we have performed our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.